Exhibit 19.1

SEMTECH CORPORATION

POLICY REGARDING CONFIDENTIAL INFORMATION AND INSIDER TRADING FOR ALL EMPLOYEES
The federal securities laws prohibit a person from buying or selling a security if he or she has material, non-public information concerning the issuer of the security or the market for the security. “Insiders” (which includes, generally, all officers, directors and employees of Semtech Corporation or any of its divisions, subsidiaries or affiliated companies (hereinafter referred to as “Semtech”) and their immediate families) may be subject to criminal and civil liability for trading in Semtech stock when the insider has material, non-public information about Semtech. “Insiders” may also be liable for disclosing material, non-public information to others, known as “tippees,” if those people then trade on that information. Any lawsuit charging the improper use of inside information could also be brought against Semtech, which could have a negative effect on Semtech and its stockholders.

The federal government has in recent years aggressively sought and prosecuted those who trade on “inside information,” resulting in a number of highly publicized convictions and substantial fines.

Semtech has adopted this policy to ensure that neither Semtech nor its employees incur liability for insider trading. This Policy imposes specific procedures in certain cases to attempt reasonably to ensure that neither Semtech nor its employees or directors violate insider trading laws.

Any person who violates this Policy will be
subject to disciplinary action up to and including termination of employment.

POLICY AND PROCEDURES
1.Persons Subject to Policy. This Policy applies to all transactions in Semtech stock (including warrants or options to buy or sell the stock) by directors, officers, consultants and employees of Semtech. This Policy also applies to the immediate families of directors, officers, consultants and employees.

2.Confidential Information. Confidential information typically involves either information that is internally generated by Semtech concerning company business, or information obtained from sources outside Semtech, whether it concerns Semtech or some other entity, such as one of Semtech’s suppliers, customers or competitors. Unauthorized disclosure of either kind of confidential information may be a criminal offense under the federal securities laws and could result in substantial liability for Semtech either through civil penalties or private litigation.

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a.Unauthorized Disclosure. Semtech personnel may not discuss confidential information with anyone outside Semtech, except with people who have a business relationship with Semtech that requires such disclosure, who understand that the information must be maintained in confidence and who can be relied upon to maintain such confidence. Any information provided in writing should be stamped “Confidential.” Disclosure of confidential information not in accordance with these guidelines must be approved in advance by the Chief Financial Officer or the Legal Department.

b.Communications with the Media and with Investors. Only specifically designated representatives may communicate on behalf of Semtech with the media, investors, broker-dealers, investment advisors, institutional investment managers, securities analysts and other outside parties. Unless Semtech has expressly authorized you to make such communications, any inquiry relating to Semtech from such outside parties must be referred to the Chief Executive Officer, the Chief Financial Officer, or appropriate members of our Investor Relations Department (Director or Manager). For more information on this topic, see Semtech’s Policy with Respect to Securities and Exchange Commission Regulation FD (Fair Disclosure).

c.Safeguarding Confidential Information. Care must be taken to safeguard the confidentiality of internal information. Accordingly, you must observe the following measures:

(1)Conduct your business and social activities so as not to risk inadvertent disclosure of confidential information. For example, do not leave sensitive documents lying on desks; do not read sensitive documents or have sensitive discussions in public places (including public transportation and elevators); and do not leave visitors unattended in offices containing confidential documents.
(2)Within Semtech’s offices, do not discuss a project within hearing range of visitors not authorized to work on such project (such as on elevators, common areas or rest rooms).

(3)Do not discuss confidential matters with friends or relatives, even those living with you.

(4)Receptionists, secretaries and other staff may not disclose the location of a Semtech employee if there is any reason to believe that such information would risk the confidentiality of a project. Normally, if a Semtech employee is out of the office, it will be sufficient to say that the person will be contacted and given the message.

(5)Keep all documents being carried in the office or outside the office, in envelopes or folders.

(6)Exercise good judgment and care at all times to avoid unauthorized or improper disclosures. Be extra careful when you travel on company business and

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avoid talking about Semtech’s business with employees or other people while on airplanes, in public places, or in other situations where discussions of confidential information may be overheard. Keep computer monitors screened or obscured when using a computer in a public place (e.g. on airplanes) to work on confidential matters.

(7)Only the addressee should open envelopes or folders marked “personal” or “confidential.”
(8)Take additional precautions where particularly sensitive information is involved, the disclosure of which would cause harm or serious embarrassment (e.g., sealing such information in an envelope marked “confidential” when delivered by mail or messenger, even if inside the office; keeping such information and related computer discs or tapes in a locked cabinet or drawer or other secure place; arranging for special handling of files; exercising extra caution when speaking on the telephone to avoid being overheard).

3.Not Trading on the Basis of Material Non-Public Information. If you are aware of any “material, non-public information” relating to any company, including Semtech, you may not trade directly or indirectly in such company’s securities (or options or similar instruments related to such company’s securities) or disclose such information to another person who is likely to use the information to his or her profit. This Policy applies regardless of how or where you obtained the information and applies to immediate family as well. The Policy also applies even if you planned to buy or sell the stock before you learned of the material non-public information and even if you believe you might lose money by waiting.

“Material non-public information” includes information that is not available to the general public which could affect the market price of Semtech stock and that an investor would normally consider important in deciding whether to buy, sell or retain the security. Both positive and negative information may be material.
In short, information should be considered material if its disclosure would likely result in a significant change in the price of the traded securities. The following matters generally should be presumed to be material, but such list is not intended to be exclusive:

a.Financial results for a fiscal quarter or year;
b.Increases or decreases in dividends;
c.Declarations of stock splits and stock dividends or changes in dividend policies;
d.Financial forecasts, especially estimates of earnings or revenues;
e.Changes in previously disclosed financial information;
f.The grant or denial of a patent claim;

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g.Any research and development agreement with a significant third party or involving a significant amount of money;
h.Mergers, acquisitions, divestitures or takeovers;
i.Proposed issuances of new securities or redemption of outstanding securities;
j.Significant changes in operations;
k.Major disruption of manufacturing capacity due to natural disaster, workforce disruption, or any other cause;
l.Significant increases or declines in backlog orders or the award or loss of a significant contract;
m.Significant new products to be introduced and significant technological developments;
n.Extraordinary borrowings or financing developments;
o.Material litigation or governmental investigations;
p.Financial liquidity problems (including insolvency or bankruptcy);
q.Significant changes in management;
r.The purchase or sale of substantial assets;
s.Status of labor negotiations;
t.Defaults under material agreements or actions by creditors or suppliers relating to credit standing; and
u.Projections by a corporation’s officers of future earnings or losses.
Information is considered “public” only after it has been released to the public through appropriate channels, e.g., by means of a press release or a statement from a senior officer, and enough time has elapsed to permit the investment market to absorb and evaluate the information. While information appearing in widely accessible sources (like newspapers) becomes public very soon after publication, information appearing in less accessible sources (like regulatory filings) may take longer to be deemed public. Similarly, highly complex information, such as technological information, could take longer to become public than would information that is easily understood by the average investor. At a minimum, one full business day must pass until after the information is considered public.
If you have any doubt whether information about a company is material or nonpublic, you should assume that it is material or nonpublic, as the case may be, and you should not trade in that company’s securities or pass that information on to others. Please don’t hesitate to contact a member of the Company’s legal team as they can assist you in this process.

4.Semtech Stock Trading Guidelines.
The Company’s policies and guidelines for stock trading by directors, officers and employees of the Company are found in the separate Semtech Corporation Stock Trading Guidelines for Semtech Stock for all Directors, Officers and Certain Designated Employees as

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adopted and approved by the Company’s Board of Directors from time to time (the “Guidelines”.) The Guidelines provide details on Company trading windows, blackout periods, establishment of trading programs under Rule 10b5-1 relating to the Securities Exchange Act of 1934, and prohibited transactions. A copy of the current Guidelines is available on the Company’s intranet, and from the Company’s Legal Department.

5.Questions about Particular Situations. Whenever any Semtech personnel are confronted with a situation where they have any question as to what the result should be under these policies and procedures, they should consult with the Chief Financial Officer or the Legal Department.

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Failure to observe these policies could lead to substantial fines and criminal penalties (including imprisonment) for you, as well as for Semtech. Any violation could lead to serious consequences, up to and including termination of employment.

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I acknowledge that I have received and reviewed the foregoing statement/policy as to Confidential Information and Insider Trading.

Dated:

(Signature)

(Print Name)

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